SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MISONIX, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

604871103

(CUSIP Number)

Mr. Michael A. McManus, Jr.

MISONIX, INC.

1938 New Highway

Farmingdale, NY 11735

Telephone: (631) 694-9555

(Name, Address and Telephone Number of Person Authorized to Received Notices

and Communications)

November 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 604871103

1)	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Michael A. McManus, Jr.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States

	NUMBER OF	7)	SOLE VOTING POWER
	SHARES		723,192
	BENEFICIALLY	8)	SHARED VOTING POWER
	OWNED BY		0
	EACH	9)	SOLE DISPOSITIVE POWER
	REPORTING		723,192
	PERSON WITH	10)	SHARED DISPOSITIVE POWER
			0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	723,192

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	9.1(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN

(1)	Based on 7,504,612 shares outstanding at November 7, 2014, as disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed on November 6, 2014.
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Michael A. McManus, Jr. hereby amends and supplements the Schedule 13D originally filed within the Securities and Exchange Commission on September 23, 2014.

This Statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of MISONIX, INC., a New York corporation (the “Company”).

“Item 4.	Purpose of Transaction.

Item 4 (a) – (j) of the Statement is hereby amended by adding the following text as the last paragraph thereof:

“On November 12, 2014, McManus sold 5,289 shares (the “November 12 Sale”) of Common Stock in open market transactions in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended (“Rule 144”). On November 13, 2014, McManus sold an additional 10,630 shares of Common Stock in open market transactions in accordance with Rule 144 (the “November 13 Sale” and with the November 12 Sale, collectively the “Sales”). McManus effected the Sales for estate planning purposes. Other than the Sales, McManus has not sold any shares of Common Stock acquired by him since his becoming Chief Executive Officer and President of the Company in November 1999.”

“Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(a) McManus beneficially owns (as defined by Rule 13d-3 under the Act) 723,192 shares, or 9.1% of the shares, of Common Stock outstanding as of November 7, 2014. 417,175 of such shares of Common Stock are issuable upon the exercise of vested options to purchase shares of Common Stock granted to McManus under the Company’s stock option plans.”

Item 5(b) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(b) McManus has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 723,192 shares of Common Stock.”

Item 5(c) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(c) Except for the (i) acquisition of 53,135 shares of Common Stock upon the exercise of stock options on September 15, 2014, as previously reported, and (ii) Sales described in Item 4 of this Statement, McManus did not engage in any transaction in the Common Stock during the past sixty days. The following chart lists the number of shares sold and the per share sale price of the Sales:

Date	No. of Shares	Price Per Share
November 12, 2014	5	$12.22
November 12, 2014	210	$12.15
November 12, 2014	10	$12.13
November 12, 2014	52	$12.12
November 12, 2014	523	$12.11

3

November 12, 2014	100	$12.07
November 12, 2014	58	$12.06
November 12, 2014	300	$12.04
November 12, 2014	51	$12.03
November 12, 2014	100	$12.025
November 12, 2014	200	$12.02
November 12, 2014	100	$12.015
November 12, 2014	810	$12.01
November 12, 2014	2,770	$12
November 13, 2014	100	$12.23
November 13, 2014	100	$12.22
November 13, 2014	200	$12.21
November 13, 2014	300	$12.20
November 13, 2014	100	$12.19
November 13, 2014	100	$12.17
November 13, 2014	100	$12.16
November 13, 2014	100	$12.155
November 13, 2014	1,400	$12.14
November 13, 2014	100	$12.09
November 13, 2014	100	$12.095
November 13, 2014	100	$12.08
November 13, 2014	112	$12.06
November 13, 2014	300	$12.05
November 13, 2014	100	$12.045
November 13, 2014	400	$12.04
November 13, 2014	100	$12.01
November 13, 2014	6,818	$12”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2014

/s/ Michael A. McManus, Jr.
Michael A. McManus, Jr.

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